UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Profire Energy, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

74316X 101
(CUSIP Number)

Brenton W. Hatch
321South 1250 West, Suite 1
Lindon, Utah
(801) 796-5127
(Name, Address and Telephone Number of Person Authorized to Receive Notes and Communications)

October 28, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74316X 101

1.	Names of Reporting Persons
	Brenton W. Hatch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [ ]
		(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
	Canada

Number of	7.	Sole Voting Power
Shares		9,124,279
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		9,124,279
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,124,279

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	19.5%(1)

14.	Type of Reporting Person (See Instructions)
	IN

(1) Based on 46,825,381 shares of common stock outstanding as of August 6, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on October 21, 2008, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the Commission on August 2, 2013 (as amended, the “Original Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Profire Energy, Inc., a Nevada corporation (the “Company”). Only those items hereby reported in this Amendment No. 2 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby supplemented as follows:
Merger Agreement
On October 28, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CECO Environmental Corp., a Delaware corporation (“Parent”) and Combustion Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Merger Agreement provides for, among other things: (i) the acquisition of all the Company’s outstanding shares of Common Stock through a cash tender offer (the “Offer”) by Purchaser, for a price per share of the Common Stock of $2.55 in cash (the “Offer Price”); and (ii) the merger of Purchaser with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Under the Merger Agreement, Purchaser is required to commence the offer as promptly as practicable, and in any event no later than December 3, 2024.
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as an exhibit hereto and incorporated herein by reference.
Tender and Support Agreement
Concurrently with the execution and delivery of the Merger Agreement, on October 28, 2024, the Reporting Person and Hatch Family Holding Company, LLC (“Hatch LLC”), entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with Parent and Purchaser. The Tender and Support Agreement provides, among other things, that the Reporting Person and Hatch LLC will, validly tender, or cause to be tendered, all of the Common Stock beneficially owned by each of them, respectively, as defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, or hereafter acquired, to Purchaser in the Offer, upon the terms and subject to the conditions of the Tender and Support Agreement. By entering into the Tender and Support Agreement, the Reporting Person and Hatch LLC also agreed to other customary terms and conditions, including certain transfer restrictions, in respect of the Common Stock that each of them, respectively, beneficially owns. The Tender and Support Agreement will terminate automatically upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the time of the closing of the Offer, provided that the Reporting Person and Hatch LLC have tendered all of their shares and otherwise complied in all material respects with the covenants to be performed and complied with by it under the Tender and Support Agreement, (c) the making of a Company Adverse Recommendation Change in accordance with 6.03(d) or Section 6.03(e) of the Merger Agreement, (d) the entry of Parent or Purchaser, without the prior written consent the Reporting Person and Hatch LLC, into any amendment or modification of the Merger Agreement that results in any decrease to the Offer Price or changes the form of consideration paid in the Merger, or (e) the termination of the Tender and Support Agreement by written notice from Parent.
The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended as follows:

(a)	The responses in Rows (7) through (13) of the cover page of this Schedule 13D and the information set forth in Item 4 are hereby incorporated by reference in this Item 5(a).

(b)	The Reporting Person exercises sole voting power over (i) 918,719 shares held by him and (ii) 8,205,560 shares held by Hatch LLC. The Reporting Person is the sole member of Hatch LLC and holds voting and dispositive power over shares held by it.

(c)	Except as described in Item 4, no transactions in the Company’s Common Stock were effectuated during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is hereby supplemented as follows:
The information in Item 4 above relating to the Tender and Support Agreement entered into by the Reporting Person and Hatch LLC in connection with the Merger and the transactions contemplated by the Merger Agreement is incorporated herein by reference.

Item 7.	Material to be Filed as an Exhibit.

Exhibit Number	Description

10.1
Agreement and Plan of Merger, dated as of October 28, 2024, by and among Profire Energy, Inc., CECO Environmental Corp., and Combustion Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Profire Energy, Inc.’s Current Report on Form 8-K filed on October 29, 2024).

10.2	Tender and Support Agreement, dated as of October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc., Brenton W. Hatch, and Hatch Family Holding Company, LLC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2024	By:	/s/ Brenton W. Hatch
Brenton W. Hatch

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